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               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )*

                 			   Cellular Communications, Inc.
			                        (Name of Issuer)
                      	 Common Stock - Series A
			                 (Title of Class of Securities)

                      				  150917102
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				July 22, 1996
         	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ X ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.








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CUSIP NO.  150917102

                                				13D


1      	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
        BEAR, STEARNS & CO. INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			1,061,620

                		8       SHARED VOTING POWER:

                       			 15,000

	                	9       SOLE DISPOSITIVE POWER:

                       			1,061,620

	                	10      SHARED DISPOSITIVE POWER:

                        		 15,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       			1,076,620

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			5.1

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!








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                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock - Series A

	(b)     Name and address:       Cellular Communications, Inc.
                            					110 East 59th Street
							                         	New York, NY  10022


Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary clients. The aggregate purchase price of the 1,076,620 shares of Common Stock was approximately $56,118,818.00.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Series A Common Stock of Cellular Communications, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.








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                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 7/22/96

  (a)     Number:                                                 1,076,620
       	  Percentage:                                                   5.1

  (b)     1. Sole power to vote or to direct the vote:            1,061,620
       	  2. Shared power to vote or to direct the vote:             15,000
	         3. Sole power to dispose or to direct the disposition:  1,061,620
       	  4. Shared power to dispose or to direct the disposition:   15,000

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable

  (e)     Inapplicable

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None
















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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:  7/30/96                                    BEAR, STEARNS & CO. INC.


                                           					By:       /s/
					                                             	Donald A. Martocchio
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Financial Officer and Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  Samuel L. Molinaro, Jr.   Senior Vice President - Finance



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.





                      				   APPENDIX II
			                          REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.


                  APPENDIX III
                  BEAR, STEARNS & CO. INC.

                  CELLULAR COMMUNICATIONS, INC.
                  Trading from 5/23/96 through 7/22/96

  DATE   QUANTITY         DESCRIPTION         PRICE / ENTRY    AMOUNT

 7/22/96   1,000   Cellular Communications Inc.     52.5       52,500.00
 7/22/96   1,000   Cellular Communications Inc.   52.1250      52,125.00
 7/22/96 175,000   Cellular Communications Inc.   52.2500   9,143,750.00
 7/22/96 500,000   Cellular Communications Inc.   52.4061  26,203,050.00
 7/22/96 -25,000   Cellular Communications Inc.   52.3125  -1,307,812.50
 7/22/96 -50,000   Cellular Communications Inc.   52.3125  -2,615,625.00
 7/22/96 -15,000   Cellular Communications Inc.   52.4686    -787,029.00
 7/22/96 525,000   Cellular Communications Inc.   52.4895 -27,556,987.50
 7/19/96 1,000,000 Cellular Communications Inc.    52.48   52,480,000.00
 7/19/96-1,000,000 Cellular Communications Inc.     52.5  -52,500,000.00
 7/19/96 1,000,000 Cellular Communications Inc.     52.5   52,500,000.00
 7/18/96   2,500   Cellular Communications Inc.   53.1250     132,812.50
 7/18/96  -1,000   Cellular Communications Inc.   53.0000     -53,000.00
 7/17/96  -1,000   Cellular Communications Inc.   51.0000     -51,000.00
 7/17/96  -1,000   Cellular Communications Inc.   51.3750     -51,375.00
 7/17/96  -1,500   Cellular Communications Inc.   51.2500     -76,875.00
 7/16/96    671    Cellular Communications Inc.   50.3750      33,801.63
 7/16/96   1,000   Cellular Communications Inc.   51.2500      51,250.00
 7/15/96    200    Cellular Communications Inc.   51.5000      10,300.00
 7/12/96  -5,000   Cellular Communications Inc.   52.0000    -260,000.00
 7/11/96   -500    Cellular Communications Inc.   51.8750     -25,937.50
 7/11/96  -2,000   Cellular Communications Inc.   51.8750    -103,750.00
 7/11/96   2,500   Cellular Communications Inc.   51.8750     129,687.50
 7/10/96   1,000   Cellular Communications Inc.   52.1250      52,125.00
 7/10/96   -100    Cellular Communications Inc.   52.1250      -5,212.50
 7/01/96  -10,000  Cellular Communications Inc.   53.1250    -531,250.00
 7/01/96    -10    Cellular Communications Inc.   53.1250        -531.25
 6/27/96  -10,000  Cellular Communications Inc.   53.0000    -530,000.00
 6/26/96  -2,200   Cellular Communications Inc.   52.9375    -116,462.50
 6/26/96  -2,300   Cellular Communications Inc.   52.9375    -121,756.25
 6/26/96    -22    Cellular Communications Inc.   53.0000      -1,166.00
 6/25/96    305    Cellular Communications Inc.   52.9188      16,140.23

                  APPENDIX III
                  BEAR, STEARNS & CO. INC.

                  CELLULAR COMMUNICATIONS, INC.
                  Trading from 5/23/96 through 7/22/96

  DATE   QUANTITY         DESCRIPTION         PRICE / ENTRY    AMOUNT

 6/24/96  -2,500  Cellular Communications Inc.   53.1250     -132,812.50
 6/24/96  -3,500  Cellular Communications Inc.   53.1250     -185,937.50
 6/21/96    -20   Cellular Communications Inc.   53.5000       -1,070.00
 6/20/96   1,000  Cellular Communications Inc.   53.1250       53,125.00
 6/20/96    -19   Cellular Communications Inc.   53.3750       -1,014.13
 6/17/96    -7    Cellular Communications Inc.   53.7500         -376.25
 6/12/96    -35   Cellular Communications Inc.   53.7500       -1,881.25
 6/10/96    -25   Cellular Communications Inc.   53.5000       -1,337.50
 6/06/96   2,600  Cellular Communications Inc.   53.2500      138,450.00
 6/06/96  -1,300  Cellular Communications Inc.   53.3125      -69,306.25
 6/06/96  -2,300  Cellular Communications Inc.   53.3125     -122,618.75
 6/05/96    79    Cellular Communications Inc.   53.2500        4,206.75
 6/04/96    -16   Cellular Communications Inc.   53.7500         -860.00
 5/31/96    -7    Cellular Communications Inc.   53.3750         -373.63
 5/30/96   1,500  Cellular Communications Inc.   52.8750       79,312.50
 5/30/96  -1,500  Cellular Communications Inc.   53.1250      -79,687.50
 5/28/96    283   Cellular Communications Inc.   53.0000       14,999.00

                   APPENDIX III
                   BEAR, STEARNS & CO. INC.


                   Cellular Communications, Inc.
                   (Various Discretionary Accounts)
              		   (Aggregate Transactions)
                   Trading from 5/23/96 through 7/22/96

   DATE   QUANTITY         DESCRIPTION        PRICE / ENTRY    AMOUNT

 7/22/96   15,000  Cellular Communications, Inc.  52.4686     787,029.00